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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)


                            NOVASTAR FINANCIAL, INC.

                                (NAME OF ISSUER)


     COMMON STOCK AND CLASS B PREFERRED STOCK CONVERTIBLE INTO COMMON STOCK

                         (TITLE OF CLASS OF SECURITIES)


                             669947400 COMMON STOCK
                 ---------------------------------------------
                                 (CUSIP NUMBER)


                                  MAY 21, 2002
                 ---------------------------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)




     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


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CUSIP NO.       669947400 Common Stock
-------------------------------------------------------------------------------

1        Name of Reporting Persons.
         I.R.S. Identification No. of above person (entities only).

         Fulcrum Growth Partners, LLC ("Fulcrum")

         47-0819413

2        Check the Appropriate Box if a Member of a Group

                                            (a)      [   ]
                                            (b)      [ X ]

3        SEC Use Only

4        Citizenship or Place of Organization

         Delaware

                                    5       Sole Voting Power

                                            1,484,925
Number of
Shares                              6       Shared Voting Power
Beneficially
Owned by                                    -0-
Each
Reporting                           7       Sole Dispositive Power
Person
With                                        1,484,925

                                    8       Shared Dispositive Power

                                            -0-

9        Aggregate Amount Beneficially Owned by Each Reporting Person

         1,484,925

10       Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

11       Percent of Class Represented by Amount in Row (11)

         14.3%

12       Type of Reporting Person

         PN


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CUSIP NO.         669947400 Common Stock
-------------------------------------------------------------------------------

1        Name of Reporting Persons.
         I.R.S. Identification No. of above person (entities only).

         McCarthy Group, Inc. ("MGI")

         47-0697955

2        Check the Appropriate Box if a Member of a Group

                                         (a)      [   ]
                                         (b)      [ X ]

3        SEC Use Only

4        Citizenship or Place of Organization

         Nebraska

                                    5       Sole Voting Power

                                            1,486,895
Number of
Shares                              6       Shared Voting Power
Beneficially
Owned by                                    -0-
Each
Reporting                           7       Sole Dispositive Power
Person
With                                        1,486,895

                                    8       Shared Dispositive Power

                                            -0-

9        Aggregate Amount Beneficially Owned by Each Reporting Person

         1,486,895

10       Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

11       Percent of Class Represented by Amount in Row (11)

         14.3%

12       Type of Reporting Person

         CO


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Item 1.

         a.       Name of Issuer:

                  NovaStar Financial, Inc. (the "Issuer")

         b.       Address of Issuer's Principal Executive Offices:

                  1900 West 47th Place, Suite 105
                  Westwood, Kansas 66205

Item 2.

a.       Name of Person Filing:

         Fulcrum Growth Partners, LLC ("Fulcrum") McCarthy Group, Inc., ("MGI")

b.       Address of Principal Executive Office:

         Fulcrum Growth Partners, LLC          McCarthy Group, Inc.
         1125 So. 103rd Street, Suite 450      1125 So. 103rd Street, Suite 450
         Omaha, NE 68124                       Omaha, NE  68124

c.       Citizenship:

         Fulcrum:                               MGI:
         State of Delaware                      State of Nebraska

d.       Title of Class of Securities:

         Common Stock, par value $0.01

e.       CUSIP Number:

         Common Stock - 669947400

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

a.      [   ]    Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o);

b.      [   ]    Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

c.      [   ]    Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c);

d.      [   ]    Investment company registered under section 8 of the Investment
                 Company Act (15 U.S.C. 80a-8);

e.      [   ]    Investment adviser in accordance with
                 section 240.13d-1(b)(1)(ii)(E);

f.      [   ]    Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

g.      [   ]    Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

h.      [   ]    Savings association as defined in section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813);

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i.      [   ]    Church plan is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

j.      [   ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Section 240.13d-1(c), check this box [X]

Item 4.  Ownership

a.       Amount Beneficially Owned:

         Fulcrum: 1,484,925.

         MGI: 1,486,895. (MGI is Managing Member of Fulcrum and thus is deemed to beneficially own the shares of Common Stock which are beneficially owned by Fulcrum. MGI is also the parent company of McCarthy Group Asset Management, Inc., which has discretionary authority over 1,970 shares of Common Stock owned by its asset management customers.)

b.       Percent of Class:

         Fulcrum: 14.3%
         MGI: 14.3%

c.       Number of shares as to which such person has:

         i.       Sole power to vote or to direct the vote:

                  See response to Item 4a. above.

         ii.      Shared power to vote or to direct the vote:

                  None.

         iii.     Sole power to dispose or to direct the disposition of:

                  See response to Item 4a. above.

         iv.      Shared power to direct the disposition of:

                  None.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         N/A

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Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on By the Parent Holding Company

         N/A

Item 8.  Identification and Classification of Members of the Group

         N/A

Item 9.  Notice of Dissolution of Group

         N/A

Item 10. Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Joint Filing Statement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this
Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement as of the 30th day of October, 2002.

Date:  October 30, 2002             FULCRUM GROWTH PARTNERS, LLC
                                     By:  McCarthy Group, Inc., Managing Member

                                     By: /s/ Margaret L. Doyle
                                         Name:  Margaret L. Doyle
                                         Title:  Chief Financial Officer


                                     McCARTHY GROUP, INC.

                                     By: /s/ Margaret L. Doyle
                                         Name:  Margaret L. Doyle
                                         Title:  Chief Financial Officer


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